Exhibit 8.1

GROUP SUBSIDIARIES*

At December 31, 2020	Country	Percentage of voting share capital held
Wholly owned subsidiaries
AstraZeneca AB	Sweden	100
AstraZeneca Biotech AB	Sweden	100
AstraZeneca Intermediate Holdings Limited	England	100
AstraZeneca International Holdings AB	Sweden	100
AstraZeneca Pharmaceuticals LP	United States	100
AstraZeneca Treasury Limited	England	100
AstraZeneca UK Limited	England	100
AstraZeneca (Wuxi) Trading Co. Ltd	China	100
IPR Pharmaceuticals, Inc.	Puerto Rico	100
MedImmune, LLC	United States	100

* Subsidiary companies which would be deemed to be a “significant subsidiary” in accordance with rule 1-02(w) of Regulation S-X as at December 31, 2020.